This document is a translation of the Japanese language original version. In the event of any discrepancy, errors and/or omissions, the Japanese language version shall prevail.

Securities code: 2579
December 5, 2017

NOTICE OF RESOLUTION
AT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

We hereby inform you of the resolution approved at the Extraordinary General Meeting of Shareholders of Coca-Cola Bottlers Japan Inc. (the “Company”) as described hereunder:

Sincerely yours,

Tamio Yoshimatsu Representative Director & President

Head Office: 7-9-66 Hakozaki, Higashi-ku, Fukuoka, Japan Headquarters: 9-7-1 Akasaka, Minato-ku, Tokyo

Resolved Item
Proposal:	Partial amendments to Articles of Incorporation
This proposal was approved as proposed. It was resolved to approve the partial amendments to the Articles of Incorporation including changes in the trade name of the Company.
These amendments to the Articles of Incorporation shall become effective on January 1, 2018 (planned).